UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Final Amendment)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MPW Industrial Services Group, Inc.

(Name of the Issuer)

Monte R. Black

MPW Industrial Services Group, Inc.

(Name of Person(s) Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

5534441000

(CUSIP Number of Class of Securities)

Monte R. Black c/o MPW Industrial Services Group, Inc 9711 Lancaster Road, S.E. Hebron, Ohio 43025	MPW Industrial Services Group, Inc. Attn: Robert Valentine 9711 Lancaster Road, S.E. Hebron, Ohio 43025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Ronald A. Robins, Jr., Esq. Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43216	William J. Kelly Porter Wright Morris & Arthur LLP Huntington Center 41 South High Street Columbus, OH 43215

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$11,505,140	$1,231.05

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,231.05

Form or Registration No.: Schedule 14A – Preliminary Proxy Statement

Filing Party: MPW Industrial Services Group, Inc.

Date Filed: June 7, 2006

*	For purposes of calculating the filing fee only, the proposed maximum aggregate transaction valuation is $11,505,140, which is the sum of (a) the product of (i) the 4,403,553 common shares that are proposed to be converted into the right to receive the merger consideration, multiplied by (ii) the merger consideration of $2.55 per share, plus (b) the product of (i) 554,000, the number of shares of common stock underlying options to purchase such shares at a per-share exercise price of less than $2.55, multiplied by (ii) $0.49834, the amount by which the per-share merger consideration of $2.55 exceeds the $2.05166 per share weighted average exercise price of such options.

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001070 multiplied by the total Transaction Valuation.

INTRODUCTION

This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2006, by MPW Industrial Services Group, Inc., an Ohio corporation (“MPW”), as amended by the Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on July 13, 2006, the Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on July 27, 2006 and the Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 on August 14, 2006. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Merger (as defined below).

A Special Meeting of the Shareholders of MPW (the “Special Meeting”) was held on September 14, 2006, to vote to approve the merger of Noir Acquisition Corporation, an Ohio corporation (“Noir”), with and into MPW with MPW as the surviving corporation (the “Merger”), and to adopt the Agreement and Plan of Merger between Noir and MPW dated April 14, 2006, that would effectuate the proposed Merger (the “Merger Agreement”). In the Merger, holders of common stock of MPW, other than Noir and shareholders who perfect their appraisal rights under Ohio law, will receive in cash, without interest, $2.55 per share.

At the Special Meeting MPW’s shareholders approved the Merger and adopted the Merger Agreement, with 68.71% of MPW’s outstanding shares voting in favor of the Merger and Merger Agreement, 21.25% voting against the Merger and the Merger Agreement and 1.05% abstaining.

On September 26, 2006, a Certificate of Merger was filed with the Ohio Secretary of State to effectuate the Merger of Noir with and into MPW.

In the Merger, the number of MPW’s shareholders was reduced to below 300 and MPW ceased to be a publicly traded company. As a result, MPW’s common stock was delisted from the NASDAQ Global Market, effective October 10, 2006, and the registration of MPW’s common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated and MPW’s reporting obligations under the Exchange Act will be suspended. Concurrently with the filing of this Final Amendment, MPW is filing a Form 15 with the SEC to terminate the registration of its common stock and suspend its reporting obligations with the SEC.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

MPW INDUSTRIAL SERVICES GROUP, INC.

By:	/s/ Robert Valentine
Name:	Robert Valentine
Title:	Vice President, Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

/s/ Monte R. Black
Monte R. Black

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